

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Biolargo, Inc.
Charles K. Dargan II, Chief Financial Officer
16333 Phoebe Ave.
La Mirada, CA 90638

> **Re:** **Biolargo, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 0-19709**

Dear Mr. Dargan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief